Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
Income before provision for income taxes	$(7,708)	$(2,735)	$(251)	$1,570
Add: Total fixed charges (per below)	35,801	12,177	37,645	40,888
Less: Capitalized interest	62	110	640	522

Total income before provision for income taxes, plus fixed charges, less capitalized interest	28,031	9,332	36,754	41,936
Fixed charges:
Interest expense (1)	25,673	7,071	22,438	26,787
Capitalized interest	62	110	640	522
Estimate of interest included in rental expense (2)	10,066	4,996	14,567	13,579

Total fixed charges	$35,801	$12,177	$37,645	$40,888
Ratio of earnings to fixed charges (3)	0.78x	0.77x	0.98x	1.03x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the 244 days ended January 30, 2011, 120 days ended May 31, 2010 and January 31, 2010 were insufficient to cover the fixed charges by $7,770, $2,845 and $891, respectively.